Exemption number 82-3696

M-real Corporation Stock Exchange Bulletin 22.4.2005 at 5 p.m.

COMPARATIVE INFORMATION ON M-REAL'S NEW BUSINESS AREAS AND IFRS 14 SEGMENTS

M-real's new organisation and business area structure came into force on 1 September 2004. The old business structure was however adopted in financial reporting throughout 2004.

The new business areas in financial reporting from the beginning of 2005 are:

- Consumer Packaging
- Publishing
- Commercial Printing
- Office Papers
- Map Merchant Group


05008033

The business areas also form M-real's primary reporting segments according to IFRS 14.

The operating profit and capital employed of M-real's wholly owned pulp mills and Oy Metsä-Botnia Ab (equal to M-real's ownership) are allocated to the business areas according to their pulp purchases.

M-real's old business structure was:

- Cartons
- Graphics products and Speciality papers
- Offices
- Map Merchant Group

The attached tables present the comparative key figures of the new business areas. The financial figures are presented based on both International Financial Reporting Standards (IFRS) as well as Finnish Accounting Standards (FAS).

M-real changed its financial reporting standards from FAS to IFRS from the beginning of 2005. More detailed information of the effects of the transition on the company's consolidated income statement and balance sheet as well as of changes in the accounting principles are provided in the stock exchange bulletin dated 19.4.2005.

M-real publishes the 2005 first quarter interim report on Thursday 28 April, 2004 at 1:00 p.m. (EET).

M-REAL CORPORATION

Corporate Communications

OPERATING RESULT, % (IFRS)	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	8.9	11.6	9.4	6.9	7.9
Publishing	1.5	1.8	4.4	-2.6	2.3
Commercial Printing	-3.3	-9.3	-1.8	-1.0	-1.2
Office Papers	1.5	0.1	2.4	-0.3	3.4
Map Merchant Group	1.2	1.0	0.8	1.5	1.5
GROUP TOTAL	0.5	-1.0	0.6	0.8	1.7

RETURN ON CAPITAL EMPLOYED, % (IFRS)	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	9.5	11.9	9.7	7.2	8.0
Publishing	1.1	1.5	3.0	-1.5	1.5
Commercial Printing	-3.5	-10.1	-1.8	-0.8	-1.2
Office Papers	1.2	0.1	1.9	-0.2	3.0
Map Merchant Group	5.1	4.1	3.1	6.4	6.6
GROUP TOTAL	0.9	-1.1	0.9	1.7	2.0

CAPITAL EMPLOYED EUR Million (IFRS)	31.12.2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	1002.2	1002.2	1024.8	1074.2	1088.8
Publishing	1208.3	1208.3	1210.5	1198.9	1227.2
Commercial Printing	1320.3	1320.3	1366.7	1370.3	1430.3
Office Papers	828.9	828.9	862.5	839.7	832.7
Map Merchant Group	329.3	329.3	325.9	333.3	320.9
Other assets	246.5	246.5	-185.2	158.1	76.2
GROUP TOTAL	4935.4	4935.4	4605.2	4974.5	4976.1

PERSONNEL Average	2004
Consumer Packaging [1]	3 082
Publishing	1 526
Commercial Printing	4 963
Office Papers	2 036
Map Merchant Group	2 528
Other operations	2 397
GROUP TOTAL	16 532

[1] Equals to M-real's ownership (100% in Kemiart Liners as from QI 2004).

DELIVERIES 1000 tons	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	1374	340	345	349	341
Publishing	1192	336	301	283	273
Commercial Printing	1842	469	464	450	459
Office Papers	961	233	246	228	254
Paper mills total	3995	1038	1011	961	986
Map Merchant Group	1308	330	321	319	338

PRODUCTION 1000 tons	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	1330	326	355	319	331
Publishing	1192	336	301	283	273
Commercial Printing	1885	472	471	470	472
Office Papers	975	244	241	243	247
Paper mills total	4008	1030	1021	970	987
Metsä-Botnia's pulp [2]	1151	282	290	279	300
M-real's pulp	1533	399	384	369	381

OPERATING RATES, %	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	89	85	96	87	89
Publishing	88	94	95	78	83
Commercial Printing	88	88	88	88	89
Office Papers	89	91	86	87	92
Paper mills total	88	90	89	85	88

[1] Equals to M-real's ownership (100% in Kemiart Liners as from QI 2004).
[2] Equals to M-real's ownership (47% in Metsä-Botnia).

M-REAL CORPORATION'S NEW BUSINESS AREA STRUCTURE (FAS)

TURNOVER (FAS) EUR Million	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	988.5	254.8	263.0	239.0	231.7
Publishing	800.1	222.4	201.3	188.2	188.2
Commercial Printing	1468.5	366.0	367.2	362.1	373.2
Office Papers	670.0	164.1	167.1	158.5	180.3
Map Merchant Group	1368.4	342.8	332.4	339.2	354.0
Internal sales and other operations	164.8	32.7	31.7	46.3	54.1
GROUP TOTAL	5460.3	1382.8	1362.7	1333.3	1381.5

OPERATING RESULT AND RESULT BEFORE EO ITEMS (FAS) EUR Million	2004	IV 04	III 04	II 04	I 04
Consumer packaging [1]	70.8	26.4	14.5	12.6	17.2
Publishing	4.3	-0.3	6.4	-6.9	5.1
Commercial printing	-103.9	-46.1	-42.2	-9.8	-5.8
Office Papers	-3.9	-1.2	0.0	-6.2	3.5
Map Merchant Group	4.7	-2.9	0.9	3.0	3.8
Other operations	-46.7	-3.4	-7.7	-12.6	-23.0
OPERATING RESULT	-74.7	-27.5	-28.1	-19.9	0.8
% of turnover	-1.4	-2.0	-2.1	-1.5	0.1
Net exchange gains/losses on fin. items	12.5	8.1	0.0	-0.8	5.2
Other financial income and expenses	-146.8	-52.2	-31.4	-28.9	-34.3
RESULT BEFORE EXTRAORDINARY ITEMS	-209.0	-71.6	-59.5	-49.6	-28.3
% of turnover	-3.8	-5.2	-4.4	-3.7	-2.1

OPERATING RESULT % (FAS)	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	5.7	10.4	0.2	5.3	7.4
Publishing	0.5	-0.1	3.2	-3.6	2.7
Commercial printing	-7.1	-12.6	-11.5	-2.7	-1.6
Office Papers	-0.6	-0.7	0.0	-3.9	2.0
Map Merchant Group	0.3	-0.8	0.3	0.9	1.1
GROUP TOTAL	-1.4	-2.0	-2.1	-1.5	0.1

[1] Equals to M-real's ownership (47% in Kemiart Liners until QII 2004 and 100% as from QIII 2004).

RETURN ON CAPITAL EMPLOYED. % (FAS)	2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	7.6	10.3	7.1	5.4	7.3
Publishing	0.5	0.0	2.4	-2.2	1.8
Commercial printing	-7.5	-14.0	-12.4	-2.5	-1.5
Office Papers	-0.6	-1.2	0.0	-3.2	2.1
Map Merchant Group	1.5	-2.9	0.9	3.2	4.6
GROUP TOTAL	-1.0	-2.1	-1.6	-1.0	0.3

CAPITAL EMPLOYED EUR Million (FAS)	31.12.2004	IV 04	III 04	II 04	I 04
Consumer Packaging [1]	1001.1	1001.1	1027.9	978.7	994.1
Publishing	1150.0	1150.0	1137.6	1116.3	1164.4
Commercial printing	1279.1	1279.1	1330.7	1378.6	1453.5
Office Papers	854.3	854.3	902.4	874.0	841.7
Map Merchant Group	387.7	387.7	397.5	406.2	393.6
Other	462.5	462.5	31.7	436.5	339.5
GROUP TOTAL	5134.7	5134.7	4827.8	5190.3	5186.8

[1] Equals to M-real's ownership (47% in Kemiart Liners until QII 2004 and 100% as from QIII 2004).

M-REAL CORPORATION´S OLD BUSINESS STRUCTURE (FAS)

TURNOVER (FAS) EUR Million	Year 2004	Quarterly IV 04	III 04	II 04	I 04
Cartons	879.7	227.9	237.6	210.1	204.1
Graphics products and Speciality papers	2377.9	616.2	589.5	581.1	591.1
Offices	670.0	164.1	167.1	158.5	180.3
Map Merchant Group	1368.4	342.8	332.4	339.2	354.0
Internal sales and other operations	164.2	31.8	36.1	44.4	52.0
GROUP TOTAL	5460.3	1382.8	1362.7	1333.3	1381.5

OPERATING RESULT AND RESULT BEFORE EO ITEMS (FAS) EUR Million	Year 2004	Quarterly IV 04	III 04	II 04	I 04
Cartons	60.3	25.8	10.7	9.8	14.0
Graphics products and Speciality papers	-90.0	-47.4	-33.2	-11.9	2.5
Offices	-3.9	-1.2	0.0	-6.2	3.5
Map Merchant Group	4.7	-2.9	0.9	3.0	3.8
Other operations	-45.8	-1.8	-6.5	-14.5	-23.0
OPERATING RESULT	-74.7	-27.5	-28.1	-19.9	0.8
% of turnover	-1.4	-2.0	-2.1	-1.5	0.1
Net exchange gains/ losses	12.5	8.1	0.0	-0.8	5.2
Other financial income and expenses	-146.8	-52.2	-31.4	-28.9	-34.3
RESULT BEFORE EXTRAORDINARY ITEMS	-209.0	-71.6	-59.5	-49.6	-28.3
% of turnover	-3.8	-5.2	-4.4	-3.7	-2.1

OPERATING RESULT, % (FAS)	Year	Quarterly			
	2004	IV 04	III 04	II 04	I 04
Cartons	6.9	11.3	4.5	4.7	6.9
Graphics products and Speciality papers	-3.8	-7.7	-5.6	-2.1	0.4
Offices	-0.6	-0.7	0.0	-3.9	2.0
Map Merchant Group	0.3	-0.8	0.3	0.9	1.1
GROUP TOTAL	-1.4	-2.0	-2.1	-1.5	0.1

RETURN ON CAPITAL EMPLOYED, % (FAS)	Year 2004
Cartons	7.6
Graphics products and Speciality papers	-3.4
Offices	-0.6
Map Merchant Group	1.5
GROUP TOTAL	-1.0

CAPITAL EMPLOYED, EUR Million (FAS)	31.12.04
Cartons	913.4
Graphics products and Speciality papers	2 591.5
Offices	854.3
Map Merchant Group	387.7
Other assets	387.8
GROUP TOTAL	5 134.7

PERSONNEL, average	Year 2004
Cartons	2 842
Graphics products and Speciality papers	6 670
Offices	2 036
Map Merchant Group	2 528
Other operations	2 414
GROUP TOTAL	16 490

DELIVERIES 1000 tons	Year 2004	Quarterly IV 04	 III 04	 II 04	 I 04
Cartons [1]	1155	305	310	275	265
Graphics products and Speciality papers	3168	837	797	767	767
Offices	961	233	246	228	254
Paper businesses total	4129	1070	1043	995	1021
Map Merchant Group	1308	330	321	319	338

PRODUCTION 1000 tons	Year 2004	Quarterly IV 04	 III 04	 II 04	 I 04
Cartons paperboard mills [1]	1111	294	322	242	253
Graphics products and Speciality papers	3169	817	814	763	775
Offices	975	244	241	243	247
Paper mills total	4144	1061	1055	1006	1022
Metsä-Botnia´s pulp [2]	1151	282	290	279	300
M-real´s pulp	1533	399	384	369	381

[1] Equals to M-real´s ownership (47 % in Kemiart Liners until QII 2004 and 100% as from QIII 2004).
[2] Equals to M-real´s ownership (47 % in Metsä-Botnia).

OPERATING RATES. %	Year 2004	Quarterly IV 04	 III 04	 II 04	 I 04
Cartons paperboard mills	89	85	96	86	89
Graphics products and Speciality papers	88	90	90	85	87
Offices	89	91	86	87	92
Paper mills total	88	90	89	86	88

M-REAL CORPORATION

Corporate Communications

 M-real

M-real Corporation Stock Exchange Bulletin 18.4.2005 at 10.00 a.m.

AMENDMENT OF M-REAL CORPORATION'S ARTICLES OF ASSOCIATION WILL ENTER IN FORCE

The following amendment of M-real Corporation's Articles of Association, which was agreed at M-real's Annual General Meeting held on 14 March 2005, has now been entered in the Trade Register and is consequently in force:

"Article 16 Conversion of shares

Subject to the conditions prescribed in this Article, the Company's 'A' share may be converted to a 'B' share on the request of the shareholder or the manager of administratively registered shares whose details have been entered in the book-entry register.

The conversion is subject to the maximum share type quantities prescribed in the Articles of Association. No monetary compensation is payable upon conversion.

The shareholder must present the Company with a written request to convert the shares. The request must detail the number of shares to be converted as well as the book-entry account which contains the entries concerning the securities that replace the shares.

The shareholder may submit a request to convert the shares at any time. However, a conversion request that has been delivered to the company in the period between the date on which the Board of Directors has decided to convene a meeting of shareholders and the date on which the meeting of shareholders is held shall be deemed to have arrived, and will be processed, after the meeting of shareholders and after any subsequent record date.

The Company may request that, for the duration of the conversion process, a restriction be entered in the shareholder's book-entry account concerning the shareholder's dispositive power. The Company is obliged to report the share conversion without delay for entry into the register.

A conversion request may be withdrawn until such time as the conversion report has been entered in the Trade Register. When a request is withdrawn, the Company shall request that any entry concerning the restriction of dispositive power be removed from the shareholder's book-entry account.

An 'A' share is converted to a 'B' share once the conversion report has been entered in the register. The Company shall inform both the author of the conversion request and the holder of the book-entry securities register of the registration.

Where necessary, the Board of Directors shall make a decision concerning more detailed procedures relating to the conversion of shares."

Should a shareholder wish to present a written request to M-real concerning the conversion of their 'A' shares, the request should be addressed to: M-real Corporation, Nina Kuulusa, General Counsel, Revontulentie 6, 02100 ESPOO, Finland.

M-REAL CORPORATION

Corporate Communications

For more information contact Juhani Pöhö, Executive Vice President and CFO, mobile +358 50 598 7607 or Nina Kuulusa, General Counsel, mobile +358 50 598 8805